SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                               Amendment No. 1 to
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------

                                  APTIMUS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                        ---------------------------------

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   03833V 10 8
                (CUSIP Number of Underlying Class of Securities)

                                 David H. Davis
                                  Aptimus, Inc.
                             95 South Jackson Street
                                    Suite 300
                            Seattle, Washington 98104
                                 (206) 441-9100

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                        ---------------------------------
                                    Copy to:
                              Bryce L. Holland, Jr.
                              Dorsey & Whitney LLP
                                U.S. Bank Centre
                          1420 Fifth Avenue, Suite 3400
                            Seattle, Washington 98101
                                 (206) 903-8800
                        ---------------------------------

                            CALCULATION OF FILING FEE

      Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------    -------------------------------------
           $5,160,000                                  $1,032

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 10,750,000 shares of Common Stock, no par value, of Aptimus, Inc., at the offer price of $0.48 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
**   Previously paid.

                        ---------------------------------

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:                Not Applicable
        Form or Registration No.:              Not Applicable
        Filing party:                          Not Applicable
        Date filed:                            Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

     This statement constitutes a Tender Offer Statement on Schedule TO of Aptimus, Inc., a Washington corporation (hereinafter referred to as the "Purchaser" or the "Company" as applicable). This amended Schedule TO relates to the offer by the Purchaser to purchase up to 10,750,000 shares of its outstanding Common Stock, no par value (the "Shares"), at $0.48 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2001 (the "Offer to Purchase"), as amended by the Supplement to Offer to Purchase, dated October 31, 2001 (the "Supplement"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(I) and (a)(1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase and in the Supplement is hereby incorporated by reference in the answers to items of this amended Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth in the Offer to Purchase under the caption "Summary Term Sheet," as amended by the Supplement, is incorporated herein by reference.

Item 2. Subject Company Information

     (a) Name and Address. Aptimus, Inc. is the issuer of the Shares subject to the Offer. The Company's principal executive offices are located at 95 South Jackson Street, Suite 300, Seattle, Washington 98104. The telephone number of the Company is (206) 441-9100.

     (b) Securities. The securities that are the subject of the Offer are shares of the Company's Common Stock, no par value. As of September 30, 2001, 13,191,602 of such securities were outstanding. Reference is made to the cover page of the Offer to Purchase, as amended by the Supplement, which information is incorporated herein by reference.

     (c) Trading Market and Price. The Shares are currently traded on the Nasdaq National Market under the symbol "APTM". Reference is made to the cover page of the Offer to Purchase, as amended by the Supplement, and the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Subject company information," which information is incorporated herein by reference.

     (d) Dividends. The information set forth in the Offer to Purchase under the
caption   "INFORMATION   ABOUT  APTIMUS  -  Subject   company   information"  is
incorporated herein by reference.

     (e) Prior public offerings. The information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Subject company information" is incorporated herein by reference.

     (f) Prior stock purchases. The information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Subject company information" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. The Company is the only filing person. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Identity and background of certain persons" regarding directors, executive officers and affiliates of the Company is incorporated herein by reference.

     (b) Business and Background of Entities. The Company is organized under the laws of the State of Washington. The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws. Further, the information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Identity and background of certain persons" concerning Fingerhut Companies, Inc. is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Identity and background of certain persons" regarding directors and executive officers of the Company is incorporated herein by reference.

Item 4. Terms of Transaction.

     (a)  Material Terms.

          (1)  Tender Offers.

               (i) The information set forth on the cover to the Offer to Purchase, as amended by the Supplement, is incorporated herein by reference.

               (ii) The information set forth on the cover to the Offer to Purchase, as amended by the Supplement, is incorporated herein by reference.

               (iii) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Number of shares; proration," as amended and restated in the Supplement, is incorporated herein by reference.

               (iv) Not applicable.

               (v) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Extension of the tender period; termination; amendment" is incorporated herein by reference.

               (vi) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER - Procedures for tendering shares," as amended and restated in the Supplement, and "THE TENDER OFFER - Withdrawal rights" is incorporated herein by reference.

               (vii) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER - Procedures for tendering shares," as amended and restated in the Supplement, and "THE TENDER OFFER - Withdrawal rights" is incorporated herein by reference.

               (viii) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Purchase of shares and payment of purchase price," as amended and restated in the Supplement, is incorporated herein by reference.

               (ix) The information set forth on the cover of the Offer to Purchase, as amended by the Supplement, and in the Offer to Purchase under the caption "THE TENDER OFFER - Number of shares; proration," as amended and restated in the Supplement, is incorporated herein by reference.

               (x) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER - Effects of the tender offer; our plans," as amended and restated in the Supplement, "THE TENDER OFFER - Procedures for tendering shares," as amended and restated in the Supplement, and "THE TENDER OFFER - Effects of the offer on the market for shares; registration under the Exchange Act" is incorporated herein by reference.

               (xi) Not applicable.

               (xii) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - United States federal income tax consequences," as amended and restated in the Supplement, is incorporated herein by reference.

          (2)  Mergers or Similar Transactions. Not applicable.

     (b) Purchases. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Number of shares; proration," as amended and restated in the supplement, is incorporated herein by reference.

     (c) Different Terms. The information set forth in response to Item 4(b) of this Schedule TO is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Procedures for tendering shares," as amended and restated in the Supplement, is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Certain financial information concerning us; documents incorporated by reference" regarding the procedures for obtaining copies of documents incorporated by reference and other provisions, if any, made for unaffiliated security holders is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in the Offer to Purchase under the captions "INFORMATION ABOUT APTIMUS - Subject company information" and "INFORMATION ABOUT APTIMUS - Past contacts, transactions, negotiations and agreements" is incorporated herein by reference.

     (b) Significant corporate events. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS - Background of the tender offer; our contacts," as amended and restated in the Supplement, and "INFORMATION ABOUT APTIMUS - Past contacts, transactions, negotiations and agreements" is incorporated herein by reference.

     (c) Negotiations or contacts. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS - Background of the tender offer; our contacts," as amended and restated in the Supplement, and "INFORMATION ABOUT APTIMUS - Past contacts, transactions, negotiations and agreements" is incorporated herein by reference.

     (e) Agreements involving the subject company's securities. The information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS
- Past contacts, transactions, negotiations and agreements" is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - Effects of the tender offer; our plans," as amended and restated in the Supplement, is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - Effects of the tender offer; our plans," as amended and restated in the Supplement, is incorporated herein by reference.

     (c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS - Purposes and structure of the tender offer; our plans," as amended and restated in the Supplement, and "THE TENDER OFFER - Effects of the offer on the market for shares; registration under the Exchange Act" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Source and amount of funds" is incorporated herein by reference.

     (b) Conditions. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Conditions of the tender offer," as amended and restated in the Supplement, is incorporated herein by reference. The Company does not have an alternative financing plan for the Offer.

     (c) Expenses. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Fees and expenses" is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Source and amount of funds" is incorporated by reference.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Interests of directors, executive officers and affiliates; transactions and arrangements concerning shares" is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Interests of directors, executive officers and affiliates; transactions and arrangements concerning shares" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Fees and expenses" is incorporated herein by reference.

     (b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER - Fees and expenses" is incorporated herein by reference.

Item 10. Financial Statements.

     The financial statements contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001, the Form 10 K/A filed with the Commission on April 11, 2001, the Form 10 K/A filed with the Commission on April 30, 2001 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on May 15, 2001 and August 14, 2001 are incorporated herein by reference. Further, the information set forth in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS
- Certain financial information concerning us; documents incorporated by reference" is incorporated herein by reference.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

          (1) The information set forth in the Offer to Purchase under the captions "INFORMATION ABOUT APTIMUS - Past contacts, transactions, negotiations and agreements" and "INFORMATION ABOUT APTIMUS - Interests of directors, executive officers and affiliates; transactions and arrangements concerning shares" is incorporated herein by reference.

          (2) The information set forth in Offer to Purchase under the captions "THE TENDER OFFER - Effects of the tender offer on the market for shares; registration under the Exchange Act" and "THE TENDER OFFER - Legal matters; regulatory approvals" is incorporated by reference.

          (3) Not applicable.

          (4) Not applicable.

          (5) Not applicable.

     (b) Other Material Information. The information set forth in the Offer to Purchase, the Supplement and the Letter of Transmittal, each of which are attached hereto as exhibits, is incorporated herein by reference.

Item 12. Exhibits.

 Exhibit
   No.              Description
 -------            -----------
(a)(1)(A)*          Offer to Purchase dated October 10, 2001.

(a)(1)(B)*          Form of Letter of Transmittal.

(a)(1)(C)*          Form of Notice of Guaranteed Delivery.

 Exhibit
   No.              Description
 -------            -----------

(a)(1)(D)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*          Press Release dated August 27, 2001 issued by the Company.

(a)(1)(G)*          Press Release dated October 10, 2001 issued by the Company.

(a)(1)(H)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)           Supplement to Offer to Purchase dated October 31, 2001.

(a)(1)(J)           Press release dated October 31, 2001 issued by the Company.

---------------
*Previously filed


Item 13. Information Required by Schedule 13E-3.

Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information contained in the Offer to Purchase under the caption "SPECIAL FACTORS - Effects of the tender offer; our plans," as amended and restated in the Supplement, is incorporated herein by reference.

     (b) Alternatives. The information contained in the Offer to Purchase under the captions "SPECIAL FACTORS - Background of the tender offer; our contacts," "SPECIAL FACTORS - Fairness of the tender offer" and "SPECIAL FACTORS - Effects of the tender offer; our plans," each as amended and restated in the Supplement, is incorporated herein by reference.

     (c) Reasons. The information contained in the Offer to Purchase under the captions "SPECIAL FACTORS - Fairness of the tender offer," "SPECIAL FACTORS - Effects of the tender offer; our plans," each as amended and restated in the Supplement, is incorporated herein by reference.

     (d) Effects. The information contained in the Offer to Purchase under the captions "SPECIAL FACTORS - Effects of the tender offer; our plans," as amended and restated in the Supplement, "SPECIAL FACTORS - United States federal income tax consequences," as amended and restated in the Supplement, and "THE TENDER OFFER - Effects of the offer on the market for shares; registration under the Exchange Act" is incorporated herein by reference.

Schedule 13e-3, Item 8. Fairness of Transaction.

     (a) Fairness. The information contained in the Offer to Purchase under the caption "SPECIAL FACTORS - Fairness of the tender offer," as amended and restated in the Supplement, is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - Fairness of the tender offer," as amended and restated in the Supplement, is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - Fairness of the tender offer," as amended and restated in the Supplement, is incorporated herein by reference.

     (d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - Fairness of the tender offer," as amended and restated in the Supplement, is incorporated herein by reference.

     (e) Approval of Directors. All of our non-employee directors have approved the Offer. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - Fairness of the tender offer," as amended and restated in the Supplement, is incorporated herein by reference.

     (f) Other Offers. The information contained in the Offer to Purchase under the captions "SPECIAL FACTORS - Background of the tender offer; our contacts" and "SPECIAL FACTORS - Fairness of the tender offer," each as amended and restated in the Supplement, is incorporated herein by reference.

Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations. The information contained in the Offer to Purchase under the caption "SPECIAL FACTORS - Reports, opinions, appraisals and negotiations" is incorporated herein by reference.

Schedule 13e-3, Item 12. The Solicitation or Recommendation.

     (a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in response to Item 4(b) of this Schedule TO is incorporated herein by reference. Further, the information contained in the Offer to Purchase under the caption "INFORMATION ABOUT APTIMUS - Interests of directors, executive officers and affiliates; transactions and arrangements concerning shares" is incorporated herein by reference.

     (b) Recommendations of Others. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS - Background of the tender offer; our contacts" and "SPECIAL FACTORS - Fairness of the tender offer," each as amended and restated in the Supplement, is incorporated herein by reference.






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

                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date: October 31, 2001


                                       APTIMUS, INC.



                                       By: /s/ David H. Davis
                                           ------------------------------------
                                           General Counsel

                                INDEX TO EXHIBITS

 Exhibit
   No.              Description
 -------            -----------
(a)(1)(A)*          Offer to Purchase dated October 10, 2001.

(a)(1)(B)*          Form of Letter of Transmittal.

(a)(1)(C)*          Form of Notice of Guaranteed Delivery.

(a)(1)(D)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*          Press Release dated August 27, 2001 issued by the Company.

(a)(1)(G)*          Press Release dated October 10, 2001 issued by the Company.

(a)(1)(H)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)           Supplement to Offer to Purchase dated October 31, 2001.

(a)(1)(J)           Press release dated October 31, 2001 issued by the Company.

---------------
*Previously filed